SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,994,058 Net interest income 1,347,419 Loans and accounts receivables from customers and banks, net 39,754,749 Net fee and commission income 390,637 Loans and accounts receivables from customers at fair value, net 222,542 Result from financial operations 185,309 Financial instruments 9,351,317 Total operating income 1,923,365 Financial derivative contracts 11,372,317 Provision for loan losses (382,687) Other asset ítems 4,889,844 Support expenses (631,800) Total assets 67,584,827 Other results (56,282) Income before tax 852,596 Principal liabilities MCh$ Income tax expense (134,449) Deposits and other demand liabilities 13,033,245 Net income for the period 718,147 Time deposits and other time liabilities 16,469,657 Issued debt and regulatory capital instruments 10,669,727 Attributable to: Financial derivative contracts 11,272,304 Equity holders of the Bank 707,744 Other liabilities ítems 11,480,720 Non-controlling interest 10,403 Total equity 4,659,174 Total liabilities and Equity 67,584,827 Equity attributable to: Equity holders of the Bank 4,545,214 Non-controlling interest 113,960 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of August 31, 2025 The principal balances and results accumulated for the period ending August 2025 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Agosto de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Agosto de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.994.058
Créditos y cuentas por cobrar a clientes y bancos	39.754.749
Créditos y cuentas por cobrar a clientes a valor razonable	222.542
Instrumentos financieros	9.351.317
Contratos de derivados financieros	11.372.317
Otros rubros del activo	4.889.844
Total Activos	**67.584.827**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.033.245
Depósitos y otras captaciones a plazo	16.469.657
Instrumentos de deuda y capital regulatorio emitidos	10.669.727
Contratos de derivados financieros	11.272.304
Otros rubros del pasivo	11.480.720
Total patrimonio	4.659.174
Total Pasivos y Patrimonio	**67.584.827**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.545.214
Interés no controlador	113.960

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.347.419
Ingresos netos de comisiones	390.637
Resultado de operaciones financieras	185.309
Total ingresos operacionales	**1.923.365**
Gasto de pérdidas crediticias	(382.687)
Gastos de apoyo	(631.800)
Otros resultados	(56.282)
Resultado antes de impuesto	**852.596**
Impuesto a la renta	(134.449)
Utilidad consolidada del periodo	**718.147**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	707.744
Interés no controlador	10.403

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?